SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(MARK ONE)

☒  Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2001

OR

☐  Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required) for the Transition Period from ___________ to _____________

Commission file number 0-22874

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

JDS UNIPHASE CORPORATION EMPLOYEE 401(k) RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

JDS UNIPHASE CORPORATION
1768 Automation Parkway
San Jose, CA    95131

JDS Uniphase Corporation
Employee 401(k) Retirement Plan
Financial Statements
December 31, 2001 and 2000

JDS UNIPHASE CORPORATION
EMPLOYEE 401(k) RETIREMENT PLAN

Financial Statements and Supplemental Schedule
December 31, 2001 and 2000

INDEPENDENT ACCOUNTANTS' REPORT

To the Participants and
Plan Administrator of the
JDS Uniphase Corporation
Employee 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the JDS Uniphase Corporation Employee 401(k) Retirement Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the change in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By /s/ Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 21, 2002

JDS UNIPHASE CORPORATION
EMPLOYEE 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2001	2000

Assets:
Investments, at fair value	$147,712,673	$ 33,661,389
Investments, at contract value	38,153,793
Participant loans	4,204,229	503,197

Assets held for investment purposes	190,070,695	34,164,586

Employer's contribution receivable		52,157
Participants' contributions receivable		297,153

Total assets	190,070,695	34,513,896

Liabilities:
Excess contributions refundable		(22,224)

Net assets available for benefits	$190,070,695	$ 34,491,672

See notes to financial statements.

JDS UNIPHASE CORPORATION
EMPLOYEE 401(k) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year
ended
December 31,
2001

Additions to net assets attributed to:
Investment income:
Dividends and interest	$ 3,312,675
Net realized and unrealized depreciation
in fair value of investments	(23,056,526)

(19,743,851)

Contributions:
Participants'	19,372,508
Employer's	7,451,618

26,824,126

Total additions	7,080,275

Deductions from net assets attributed to:
Withdrawals and distributions	23,424,777
Administrative expenses	15,044

Total deductions	23,439,821

Net decrease prior to transfers	(16,359,546)

Transfer of assets:
To the Plan	171,938,569

Net increase in net assets	155,579,023

Net assets available for benefits:
Beginning of year	34,491,672

End of year	$190,070,695

See notes to financial statements.

JDS UNIPHASE CORPORATION

EMPLOYEE 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Note 1 - The Plan and its significant accounting policies

General - The following description of the JDS Uniphase Corporation Employee 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that was established in 1986 by JDS Uniphase Corporation (the Company) to provide benefits to eligible employees, as defined in the Plan document. Effective July 2, 2001, the Company amended and restated the Plan and Trust Agreement and designated T. Rowe Price Trust Company (TRP) to succeed Fidelity Management Trust Company (Fidelity) as trustee and custodian of the Plan.

The amended and restated Plan revises plan eligibility criteria to include all employees age 18 or older, increases participants' maximum elective contribution as a percentage of compensation, increases employer matching contributions, provides for the merger of certain qualified plans into the Plan (Note 4), and provides for the maintenance of certain benefits provided under the prior plans for participants whose accounts were merged into the Plan.

The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Administration - The Company has appointed an Administrative Committee (the Committee) to manage the operations and administration of the Plan. Concurrent with the appointment of TRP as successor trustee, the Committee designated TRP to replace an affiliate of Fidelity as third-party administrator. TRP processes and maintains the records of participant data. Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments - In conjunction with the change from Fidelity to TRP, the Committee selected eleven additional mutual funds, a collective trust fund and a fund invested in shares of JDS Uniphase Corporation common stock (Company Stock Fund) and eliminated twelve existing funds. Plan assets are invested based solely upon instructions received from participants. Plan investments in mutual funds and the Company Stock Fund are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

By resolution of the Committee, effective September 1, 2001, future investments in the Company Stock Fund are permitted only with Plan assets that originate from Company matching contributions. As a result, Plan assets originating from participant contributions, rollovers or any other source are ineligible for investment in the Company Stock Fund subsequent to September 1, 2001.

The TRP Stable Value Fund is a collective trust fund principally invested in a diversified portfolio of guaranteed investment contracts (GICs). This fund is fully benefit responsive and, therefore, has been reported in the financial statements at contract value. The fair value of the Plan's investment in this fund approximates the contract value at December 31, 2001.

The average contract crediting rate on the TRP Stable Value Fund was 5.83% at December 31, 2001, and the fund had an effective annualized yield of approximately 5.60% for the six months ended December 31, 2001.

Income taxes - The Plan has adopted a prototype plan which has received an opinion letter from the Internal Revenue Service. The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties - The Plan provides for various investment options in any combination of mutual funds, a collective trust fund and Company stock offered by the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Reconciliation of financial statements to Form 5500 - The differences between the information reported in the financial statements and the information reported in the Form 5500 arise primarily from amounts allocated to withdrawing participants recorded on the Form 5500 as a liability for benefit claims that have been processed and approved for payment prior to December 31, 2001 and 2000, but had not yet been paid as of those dates.

Note 2 - Participation and benefits

Participant contributions - Participants may elect to have the Company contribute, up to 20% beginning in July 2001 of their eligible pre-tax compensation not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant's direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Employer contributions - The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. Prior to January 1, 2001, the Company matched 25% of each eligible participant's contribution to an annual maximum of $2,625. Also, participants became eligible for matching contributions once they completed six months of service. Beginning January 1, 2001, the Plan provides for employer matching contributions to all participants who make elective deferrals of 100% of the employee's deferral for the first 3% of salary deferred, and 50% of the employee's deferral for the next 2% of salary deferred.

Vesting - Participants are immediately 100% vested in their entire account balance.

Participant accounts - Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution, if any. Allocation of the Company's contribution is based on participant contributions, as defined in the Plan.

Payment of benefits - Upon termination, the participant or beneficiary may elect to leave their account balance in the Plan, receive their total benefits in a lump sum amount equal to the value of the participant's vested interest in their account, or periodic installments. Distributions are paid in cash, except for distributions from the Company Stock Fund, which may be paid in cash or shares of Company common stock at the election of the participant. The Plan allows for automatic lump sum distribution of participant vested account balances that do not exceed $5,000.

Loans to participants - The Plan allows participants to borrow up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant's vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five- year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be extended. The specific terms and conditions of such loans are established by the Plan administrator. Outstanding loans at December 31, 2001 carry interest rates which range from 6% to 12%.

Note 3 - Plan obligations

Included in net assets available for benefits at December 31, 2001 and 2000 are benefits due to withdrawing participants for benefit claims which have been processed and approved for payment prior to year end, but not yet paid, of approximately $470,000 and $208,000, respectively.

Note 4 - Transfer of plan assets

In conjunction with corporate acquisitions made by the Company, assets of five qualified plans totaling approximately $171 million were transferred into the Plan during 2001. Net assets transferred from acquired plans were as follows:

PIRI Savings Plan and Trust	$ 1,326,348
Epion 401(k) Plan	583,189
SDL, Inc. Profit Sharing and Savings Plus Plan	28,045,235
OCLI 401(k) Plan	115,954,656
E-Tek Dynamics, Inc. 401(k) Plan	26,029,141
$ 171,938,569

All of these mergers were effective in June 2001, and the activity in the statement of changes in net assets of the Plan reflects the activity in these plans only from the date of the merger through the end of the Plan year.

Note 5 - Investments

The following table includes the fair values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:

2001 2000
	2001	2000
TRP Stable Value Fund	$38,153,793	--
Equity Index 500 Fund	12,402,332	--
Growth Stock Fund	18,797,265	--
Mid Cap Growth Fund	9,689,005	--
Personal Strategy - Balanced Fund	10,814,132	--
JDS Uniphase Corporation Common Stock	26,260,026	--
Fidelity Dividend Growth Fund	12,049,901	$ 5,858,343
Alger Capital Appreciation Retirement Fund	--	3,084,836
Fidelity Fund	--	3,197,126
Fidelity Aggressive Growth Fund	--	5,981,848
Fidelity Diversified International Fund	--	2,182,864
Fidelity Freedom 2010 Fund	--	2,775,978
Fidelity Money Market Retirement Fund	--	4,623,213
Spartan U.S. Equity Index Fund	--	1,986,373
Other funds with assets less than 5% of net assets	57,700,012	3,970,808
Participant loans	4,204,229	503,197
Assets held for investment purposes	$190,070,695	$34,164,586

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows for the year ended December 31, 2001:

Mutual funds	($11,880,837)
Common stock	(11,175,689)
($23,056,526)

Note 6 - Party-in-interest transactions

Certain Plan investments in mutual funds and a collective trust fund are managed by TRP, the Plan trustee, and Fidelity, the former Plan trustee. Any purchases and sales of these funds are performed in the open market at fair value and qualify as party-in-interest transactions. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As summarized in Note 1, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in JDS Uniphase Corporation common stock was as follows at December 31, 2001:

Number of shares	Fair value
3,025,349	$26,260,026

Note 7 - Plan termination

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

Note 8 - Subsequent events

As of June 21, 2002, the Dow Jones Industrial Average and Nasdaq Composite indices have decreased by approximately 8% and 26%, respectively, since December 31, 2001, and JDS Uniphase Corporation common stock included in the Company Stock Fund has decreased by approximately 67% since December 31, 2001. As a result the Plan's assets may have significantly decreased in value.

SUPPLEMENTAL SCHEDULE

JDS UNIPHASE CORPORATION			EIN: 94-2579683
EMPLOYEE 401(k) RETIREMENT PLAN			PLAN #001

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

	Identity of issue, borrower,	Description of investment including maturity date, rate of interest,	Current
	lessor or similar party	collateral, par or maturity value	Value

	T. Rowe Price Trust Company:
*	TRP Stable Value Fund	Collective Trust Fund	$ 38,153,793
*	Equity Income Fund	Mutual Fund	9,465,752
*	Equity Index 500 Fund	Mutual Fund	12,402,332
*	Growth Stock Fund	Mutual Fund	18,797,265
*	Mid Cap Growth Fund	Mutual Fund	9,689,005
*	Personal Strategy - Balanced Fund	Mutual Fund	10,814,132
*	Personal Strategy - Growth Fund	Mutual Fund	8,958,876
*	Personal Strategy - Income Fund	Mutual Fund	4,831,875
*	Science & Technology Fund	Mutual Fund	2,722,747
	PIMCO Total Return Admin Fund	Mutual Fund	6,587,735
	Fidelity Aggressive Growth Fund	Mutual Fund	8,494,824
	Fidelity Diversified International Fund	Mutual Fund	8,193,205
	Fidelity Dividend Growth Fund	Mutual Fund	12,049,901
	Franklin Small-Mid Cap Growth Fund	Mutual Fund	6,875,043
	Invesco Dynamics	Mutual Fund	1,569,955
*	JDS Uniphase Corporation	Common Stock	26,260,026
*	Participant loans	Interest rates ranging from 6% to 12%	4,204,229

		Total	$ 190,070,695

*	Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JDS UNIPHASE CORPORATION EMPLOYEE 401(k) RETIREMENT PLAN

Date: June 28, 2002

By:	/s/ Steve Moore

Steve Moore
Vice President, Finance